Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As of June 30, 2024, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and our ability to continue as a going concern;

●	Surface Nerve Conductance becoming the industry standard input method for wearable computing and consumer electronics;

●	our ability to maintain and expand our existing customer base;

●	timing of the shipment to early-booking orders of our Mudra Band;

●	our ability to maintain and expand compatibility of our devices with a broad range of mobile devices and operating systems;

●	our ability to maintain our business models;

●	our ability to correctly predict the market growth;

●	our ability to remediate material weaknesses in our internal control over financial reporting;

●	our ability to retain our founders;

●	our ability to maintain, protect, and enhance our intellectual property;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our ability to comply with Nasdaq Capital Market listing requirements;

●	the global political and economic environment in countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Gaza Strip war and conflicts with Hezbollah in Lebanon; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 15, 2024, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

We are a growth company developing a non-invasive neural input interface in the form of a wearable wristband for controlling digital devices using subtle finger gestures and hand movements. Since our technology was introduced to the market in 2014, we have been working with both B2B and B2C customers as part of our push-pull strategy. We are now in the transition phase from research and development to commercialization of our technology into B2B products. At the same time, starting in December 2023, we have commenced shipment of the “Mudra Band”, our first B2C consumer product, and aftermarket accessory band for Apple Watch that enables gesture control across Apple ecosystem devices such as iPhone, Mac computer, Apple TV, and iPad, inter alia. In September 2024, we launched the Mudra Link, a universal gesture control wearable wristband. The Mudra Link is open for pre-orders and is expected to ship in the first quarter of 2025.

Mudra Development Kit, originally named Mudra Inspire, our B2B development kit product, started selling to B2B customers in 2018 as the first point of business engagement and contributed to our early-stage revenues. Our early-stage revenues until mid-2023 were composed of sales of our Mudra Inspire and from pilot transactions with several B2B customers.

Over 100 companies have purchased our Mudra Inspire development kit, 30 of which are multinational technology companies. These companies are exploring various input and control use-cases for their products, ranging over multiple countries and industry sectors, including consumer electronics manufacturers, consumer electronics brands, electronic components manufacturers, IT services and software development companies, industrial companies, and utility providers. Our objective with these companies is to commercialize the Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. We estimate that there will be a three-to-five-year period from the time we are first introduced to a customer to signing a licensing agreement. As of September 20, 2024, we have not signed a license agreement with any of these companies.

In addition to consumer electronics, we have recently expanded our brand to include neurotech and brain-computer interface sensors, with additional verticals that include Industry 4.0 – a new phase in the Industrial Revolution that focuses on interconnectivity, automation, machine learning, and real-time data, digital health, sport analytics, and more.

Results of Operations

Comparison of the Six Months Ended June 30, 2024 and 2023

The following table summarizes our unaudited results of operations for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Revenues	394	12
Cost of materials	(315)	(3)
Research and development, net	(1,616)	(1,560)
Sales and marketing expenses	(1,083)	(1,050)
General and administrative expenses	(1,601)	(1,453)
Operating Loss	(4,221)	(4,054)
Financing income, net	11	158
Comprehensive and net loss	(4,210)	(3,896)

Revenues

Revenue increased by approximately $382 thousand, to approximately $394 thousand for the six months ended June 30, 2024 from approximately $12 thousand for the six months ended June 30, 2023. The revenues during the six months ended June 30, 2024 were mainly from sales of the Mudra Band. The revenue increase was mainly attributed to the launch and sales of Mudra Bands to B2C consumers.

Cost of materials

Cost of materials sold increased by approximately $312 thousand, to approximately $315 thousand for the six months ended June 30, 2024 from approximately $3 thousand for the six months ended June 30, 2023. The increase was primarily due to the production costs associated with the increase in sales of the Mudra band.

Research and development, net

Research and development expenses, net increased by approximately $56 thousand, or 4%, to approximately $1,616 thousand for the six months ended June 30, 2024 from approximately $1,560 thousand for the six months ended June 30, 2023. The increase was primarily attributable to a decrease in funding by the Israeli Innovation Authority (IIA) in our research and development expenses.

Sales and marketing expenses

Sales and marketing expenses increased by approximately $33 thousand, or 3%, to approximately $1,083 thousand for the six months ended June 30, 2024, from approximately $1,050 thousand for the six months ended June 30, 2023. The increase was primarily associated with an increase in advertising and sales promotion expenses, partially offset by a decrease in expenses associated with participation in exhibitions.

General and administrative expenses

General and administrative expenses increased by approximately $148 thousand, or 10%, to approximately $1,601 thousand for the six months ended June 30, 2024, from approximately $1,453 thousand for the six months ended June 30, 2023. The increase was primarily due to an increase in professional fees incurred in connection with an aborted public offering.

Financing income, net

Financing income, net was approximately $11 thousand for the six months ended June 30, 2024, compared to financing income, net of approximately $158 thousand for the six months ended June 30, 2023. The decrease was primarily related to a decrease in interest income from our bank deposits during the six months ended June 30, 2024.

Comprehensive and net loss

As a result of the foregoing, our total comprehensive and net loss for the six months period ended June 30, 2024 was approximately $4,210 thousand, compared to approximately $3,896 thousand for the same period ended June 30, 2023, an increase of approximately $314 thousand, or 8%.

Liquidity and Capital Resources

Overview

We are still in a transition phase from development stage to an early stage of generating revenues. Therefore, we have suffered recurring losses from operations and negative cash flows from operations since inception. Our operations have been funded substantially through issuance of convertible securities to certain investors which were converted to equity, issuance of shares and warrants, through Israeli governmental grants, an underwritten public offering in November 2023 and our IPO. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern.

As of June 30, 2024, our principal source of liquidity was cash and proceeds from our IPO, the public offering from November 2023 and the Promissory Note (as defined below) issued in June 2024 pursuant to the terms of the SEPA (as defined below), totaling approximately $18.0 million, net.

As of June 30, 2024, we had approximately $3.2 million in cash and cash equivalents and short-term deposits. We continue to generate negative operating cash flow so far in 2024.

As of June 30, 2024, we had incurred accumulated losses of $25.4 million and we expect to continue to fund our operations through issuances of Ordinary Shares, NIS 0.01 par value per share, or Ordinary Shares, and warrants, convertible securities, and through Israeli governmental grants. There is no assurance that such financing will be obtained. We believe that our existing cash, including the proceeds from the underwritten public offering in November 2023 and the Promissory Note issued in June 2024 pursuant to the terms of the SEPA, will be sufficient to support working capital and capital expenditure requirements through January 2025.

On June 6, 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, Ltd., or YA, a fund managed by Yorkville Advisors Global, LP. Pursuant to the terms of the SEPA, YA is committed to purchase up to $10 million, or the Commitment Amount, of the Company’s Ordinary Shares at any time during the three-year period following the execution date of the SEPA. We started to raise funds under the SEPA at the end of June 2024 and expect to raise additional funds during the next 12 months. Of the Commitment Amount, to date we have sold 3,715,602 Ordinary Shares for aggregate gross proceeds of approximately $1.7 million.

Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the time that we will be able to generate significant revenues;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through existing cash, debt or equity financings as well as governmental grants and proceeds from exercises of options and warrants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents our cash flows for the periods indicated:

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	(3,861)	(3,738)

Net cash provided by (used in) investing activities	3,967	(2,129)

Net cash provided by financing activities	2,187	1,448

Net increase (decrease) in cash and cash equivalents	2,293	(4,419)

Net cash used in operating activities

We have generated negative cash flows. Our primary uses of cash from operating activities are labor cost, cost of goods, professional services and research and development expenses.

Cash used in operating activities mainly consists of our net loss adjusted for certain non-cash items, including share-based compensation, accrued interest on the Promissory Note, depreciation expenses and changes in operating assets and liabilities during each period.

During the six months ended June 30, 2024 and 2023, net cash used in operating activities was approximately $3,861 thousand and approximately $3,738 thousand, respectively. The primary factors affecting operating cash flows during these periods were net losses of approximately $4,210 thousand and approximately $3,896 thousand during the six month periods ended June 30, 2024 and 2023, respectively, partially offset by a decrease in other receivables and prepaid expenses of $380 thousand during the six months ended June 30, 2024.

Net cash provided by (used in) investing activities

Cash generated from investing activities for the six months ended June 30, 2024 was $3,967 thousand as compared to cash used in investing activities for the six months ended June, 2023 of $2,129 thousand. The cash flow generated from investing activities during the six months ended June 30, 2024 was mainly attributable to cash received from maturing deposits.

Net cash provided by financing activities

Cash provided by financing activities during the six months ended June 30, 2024, totaled approximately $2,187 thousand, mainly comprised of the proceeds from the issuance of the Promissory Note pursuant to the terms of the SEPA, as compared to $1,448 thousand during the six months ended June 30, 2023.

Financial arrangements

On July 4, 2022, we entered into a senior secured credit facility agreement, or the Credit Facility Agreement, with L.I.A. Pure Capital Ltd., or Pure Capital. Upon the consummation of our IPO, on September 19, 2022, we repaid the outstanding $800,000 to Pure Capital from the proceeds of the IPO.

However, the Credit Facility Agreement provided that we enter into a three-year consulting agreement with Pure Capital, whereby Pure Capital shall render press release related services and other related strategic services to us in exchange for a monthly base fee of $20,000 plus VAT, or the Base Monthly Fee, which Base Monthly Fee automatically increased to $35,000 upon the closing of our IPO, or the Increased Fee. If 70% or more of the warrants (or other convertible securities) issued in connection with our IPO are exercised during the term of such instrument, then the Base Monthly Fee will immediately increase to $70,000, which increase shall apply retroactively; and, for the avoidance of any doubt, the base increase shall remain effective and in full force notwithstanding the lapse of three years. Pure Capital started providing consulting services to us on September 15, 2022.

Additionally, the Credit Facility Agreement provides that from July 4, 2022 and for a term of the Credit Facility Agreement, Pure Capital shall serve as our strategic consultant in connection with any offering or financing transaction of our company, each in excess of $5,000,000, in exchange for a per offering and/or transaction fee of $100,000 for the closing(s) of any such offering, which does not include our IPO.

In June 2023, we issued an additional 724,139 Ordinary Shares upon the exercise of Warrants at an exercise price of $2.00 per share for aggregate proceeds of $1.4 million.

In November 2023, we closed a public offering with gross proceeds to the Company of $2 million, before deducting underwriting discounts and other expenses paid by the Company, and net proceeds of approximately $1.7 million after such discounts and expenses. The offering consisted of 4,444,444 ordinary shares priced to the public at $0.45 per share.

In June 2024, we entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we will be able to sell up to $10.0 million, or the Commitment Amount, of our Ordinary Shares, at our sole option, any time during the three-year period following the execution date of the SEPA. Of the Commitment Amount, to date we have sold 3,715,602 Ordinary Shares for aggregate gross proceeds of $1.7 million. Pursuant to the terms of the SEPA, any Ordinary Shares sold to YA will be priced at 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following our delivery of an advance notice to YA, or the Advance Price. Any sale of Ordinary Shares pursuant to the SEPA is subject to certain limitations, including that YA is not permitted to purchase any Ordinary Shares that would result in it owning more than 4.99% of our Ordinary Shares.

Subject to certain conditions precedent as described in the SEPA, we may request pre-paid advances in an amount up to $3.0 million, each a Pre-Paid Advance. Each Pre-Paid Advance will be evidenced by a Promissory Note. Each Promissory Note will fully mature 12-months following its issuance and shall accrue interest on the outstanding principal balance thereon at a rate of 6% per annum, increasing to 18% per annum upon an Event of Default (as defined in the Promissory Note). Beginning 60 days after the issuance of a Promissory Note, we shall pay to YA a monthly installment payment of 10% of the original principal amount of the Promissory Note and accrued interest, payable in cash or by submitting an Advance Notice, where YA will offset the amount due to be paid to us under such notice against an equal amount of the monthly installment amount, at our option. If we elect to pay in cash, the installment amount shall also include a payment premium in the amount of 5% of the principal amount of the installment payment. The Promissory Note contains our customary representations and warranties and Events of Default. Each Promissory Note will be convertible at a conversion price equal to $0.70 per Ordinary Share and contains customary adjustments in the event of stock dividends, stock splits, reorganizations or similar events affecting our Ordinary Shares and the conversion price. Each Promissory Note will also contain anti-dilution provisions that provide that if we issue Ordinary Shares, or securities convertible into or exercisable or exchange for, shares of Ordinary Shares at a price per share that is less than the conversion price then in effect, then the conversion price of the Promissory Note upon each such issuance will be adjusted to the price equal to the consideration per share paid for such Ordinary Share or other securities. As of September 20, 2024, we have requested and received a Pre-Paid Advance in the amount of $2.0 million issued on June 6, 2024, which was evidenced by a Promissory Note issued on the same date. As of September 20, 2024, we have repaid $400 thousand of the principal amount of such Promissory Note.

We are not obligated to utilize any of the $10.0 million available under the SEPA and there are no minimum commitments or minimum use penalties. The total amount of funds that ultimately can be raised under the SEPA over the three-year term will depend on the market price for the Ordinary Shares and the number of Ordinary Shares actually sold. The SEPA does not impose any restrictions on our operating activities. During the term of the SEPA, YA, and its affiliates, are prohibited from engaging in any short selling or hedging transactions related to the Ordinary Shares.

In addition, we also agreed to pay YA the Commitment Fee, equal to $100,000, or 1.0% of the aggregate amount available to be sold under the SEPA, as consideration for its irrevocable commitment to purchase our Ordinary Shares under the SEPA. The Commitment Fee will be issued in two tranches, with 50% of the Commitment Fee due on the date that is 90 days from the date of the SEPA in an amount of Ordinary Shares equal to 50% of the Commitment Fee divided by the average of the daily VWAP (as defined in the SEPA) of our Ordinary Shares during the three trading days immediately prior to such first payment date and the remainder of the Commitment Fee due 180 days from the date of the SEPA in an amount of Ordinary Shares equal to 50% of the Commitment Fee divided by the average of the daily VWAP (as defined in the SEPA) of our Ordinary Shares during the three trading days immediately prior to such second payment date. On September 4, 2024, we and YA agreed to postpone the issuance of the first tranche of the Commitment Fee and to issue the full 1.0% of the Commitment Fee to YA on the date that is 180 days from the date of the SEPA. The Commitment Fee will be paid by the issuance to YA of such number of Ordinary Shares that is equal to the balance of the Commitment Fee divided by the average of the daily VWAPs of the Ordinary Shares during the three trading days immediately prior to the payment date. We have also agreed to pay to YA a structuring fee in the amount of $10,000.

Going Concern

As of June 30, 2024, we had incurred accumulated losses of $25.4 million and expect to continue to fund our operations through fundings, such as issuances of convertible securities, Ordinary Shares and warrants and through Israeli governmental grants. There is no assurance that such financing will be obtained. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Off-Balance Sheet Arrangements

We have off-balance sheet arrangements in connection with our research and development agreements with the Israeli Innovation Authority, or the IIA. Under the applicable laws, we are required to pay royalties at the rate of 3%-3.5% of sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. We obligated to repay the Israeli government for the grants received only to the extent that there are revenues of the funded products (currently all the Company’s products). The royalty payments to the IIA are on a semi-annual basis. As of June 30, 2024, we had a contingent obligation to pay royalties to the IIA in the principal amounted of $2.4 million.

In addition, the terms of the grants under the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations require that the manufacturing of products resulting from IIA-funded programs be carried out in Israel, unless a prior written approval of the IIA is obtained. In December 2022, we received an approval from the IIA to transfer some of our manufacturing activities abroad. As a condition for obtaining approval to manufacture outside of Israel (or following a declaration that up to 10% of the production is transferred abroad), we would be required to pay increased royalties, which usually amount to 1% in addition to the standard royalties rate 3%-3.5%, and also the total amount of our liability to IIA may be increased to between 100% and 150% of the grants we received from IIA, depending on the manufacturing volume that is performed outside of Israel (less royalties already paid to IIA). For more information, see also “Item 10.E – Taxation – Israeli Tax Considerations and Government Programs – Tax Benefits and Grants for Research and Development” in our Annual Report.

In January 2023, the IIA approved a program to finance further development of our manufacturing process of our wearable neural interface in Israel, for a period of 12 months starting February 1, 2023. The approved program is in amount of approximately $900 thousand, of which the IIA will finance 60%.

We also have off-balance sheet arrangements in connection with our sales and marketing agreement with the Israeli Ministry of Economy and Industry, or the IMEI. Under the applicable laws, if the export revenues in the defined target market increase by $311 thousand compared to the base year, we would be required to pay royalties at the rate of 3% of the increase. The royalty payments to the IMEI are 3% of the excess of Company’s annual revenues from the Mudra Band in the U.S. market in each year commencing 2022 over the Company’s 2020 actual revenues from the U.S. market plus NIS 1 million (i.e., 3% on revenues in the U.S. market in each year, exceeding approximately $311 thousand). The royalty payments to the IMEI are on an annual basis. As of June 30, 2024, the maximum obligation with respect to the grant received from the IMEI, contingent upon entitled future sales, was $95 thousand linked to the consumer price index.

We do not believe that off-balance sheet arrangements and commitments (with the exception of our lease contract, which may have some impact on our expenses and results of operations) are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Research and development, patents and licenses, etc.

For a description of our research and development, programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5A. Operating Results – Operating Expenses – Research and Development Expenses, net” and “Item 5.A. Results of Operations – Comparison of the years ended December 31, 2023 and December 31, 2022 – Research and Development Expenses, net” in our Annual Report.

Trend Information

As of the date of this report, we employ 28 full-time employees (including one employee located in Lithuania and 2 employees located in the United States), and 9 part-time employees. In addition, we have one consultant located in Japan. We have two sub-contractors located in India, performing front end software application development. We intend to maintain this number of employees and expenses during 2024, mainly to support our business development activities, the continuous research and development activity of our Mudra technology, and to manufacture the Mudra Band, which includes the purchase of components, manufacturing of components, and assembly of the product.

Following the delivery of our first B2C consumer product, the “Mudra Band,” we are developing the Mudra Link wristband with the aim of it being shipped to customers by the first quarter of 2025.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that are the most important to the portrayal of the Company’s financial condition and results of operations, and that require the most difficult, subjective and complex judgments. The most critical accounting policies, discussed below, pertain to areas where judgment of management, historical factors and estimates require a high degree of involvement when determining the final reported balance in the Company’s consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.

 Revenue recognition

Revenue is recognized when (or as) control of the promised goods or services is transferred to the customer, and in an amount that reflects the consideration we are contractually due in exchange for those services or goods. We follow five steps to record revenue: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy our performance obligations.

In 2023, we started production of our B2C consumer product, the “Mudra Band” and started to generate revenues, all of which were pre-paid. The Mudra Band allows touchless operation and control of the watch and iPhone by using an app which is considered combined with the band as one performance obligation. Revenue derived from the sale of Mudra Band is recognized at a point of time when control transfers to the customer. We believe that the delivery date is the most appropriate point in time indicating control has transferred to the customer.

A pilot transaction has multiple performance obligations and it generally takes a few months but less than one year.

Each Mudra Inspire development kit sale has multiple performance obligations.

In those transactions, each obligation: hardware and API (for Mudra Inspire development kit) and tailor-made software application and technical support (for a pilot transaction) is distinct and separately identifiable:

●	the amount allocated to the delivered items is recognized upon delivery,

●	the amount allocated to API is recognized over the API period, and

●	the amount allocated to the technical support is recognized over the service period (pilot period).

The payment terms of Mudra Inspire development kit sales are upon delivery of the hardware and of pilot transactions within the pilot period.

Governmental grants

The Company receives royalty-bearing grants from the Israeli government for approved research and development projects and marketing efforts. These grants are recognized at the time the Company is entitled to such grants based on the costs incurred or milestones achieved as provided by the relevant agreement and included as a deduction from research and development or sales and marketing expenses, respectively.

Share-based compensation

On August 15, 2024, we approved our 2024 Global Equity Incentive Plan, or the 2024 Incentive Plan, which provides for the reservation from time-to-time, out of our authorized unissued share capital, such number of Ordinary Shares, as the board of directors deems appropriate. The board of directors has initially authorized the issuance of up to 4,570,606 Ordinary Shares under the 2024 Incentive Plan. The 2024 Incentive Plan includes an Annex that governs the grants of awards to employees and other service providers who are citizens or resident aliens of the United States, which is subject to the approval of our shareholders. The 2024 Incentive Plan, which is subject to filing with the Israeli tax authority, provides for the grant of options, shares, restricted shares or restricted share units to employees, non-employee directors, consultants, advisors, or service providers of ours, as well as employees, non-employee directors, consultants, advisors, or service providers of any affiliate of ours. The 2024 Incentive Plan will continue for a term of ten years from the date of adoption by the board of directors, or until August 14, 2034, unless terminated earlier.

Also on August 15, 2024, the board of directors approved our 2024 Employee Stock Purchase Plan, or the ESPP, which provides for the issuance of up to 5,000,000 Ordinary Shares and includes an Annex that governs the grants of awards to employees who are residents of the State of Israel. The ESPP is also subject to filing with the Israeli tax authority and the approval of our shareholders. Generally, all of our employees will be eligible to participate in the ESPP if they are employed by us, or employees of any participating subsidiary, provided that they have been employed by us or subsidiary for more than five months in a calendar year. The ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, and a component that allows us to make offerings not intended to qualify under Section 423. The ESPP currently provides that there will be at least one offering in any consecutive 12-month period. The ESPP permits participants to purchase Ordinary Shares through payroll deductions in an amount equal to a whole percentage of from one to 15% of their ESPP eligible compensation (or such other limited established by the administrator in accordance with the terms of our ESPP) in an offering. The purchase price of the shares will be determined by the share awards compensation committee, but the option price shall not be less than the lesser of 85% of the fair market value of the shares on the offering date, or 85% of the fair market value of the shares on the exercise date.